



SECURITIES **06050069** 'N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-52214

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2005** AND ENDING **12/31/2005**

MM/DD/YY   MM/DD/YY

* Amendment (p. 9)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J K Financial Services, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 W. Orangewood Ave. 209

(No. and Street)

Orange,   CA   92868

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe J. Zheng   (714)704-1818

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Melody Yu & Co., CPA

(Name — *if individual, state last, first, middle name)*

17800 Castleton St. Ste. 210, City of Industry, CA 91748

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 07 2006

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Joe J. Zhēng_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___J K Financial Services, Inc._____, as of ___4/27/2006_____, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

DEBBIE KAY CANDELARIA
Commission # 1597271
Notary Public - California
Orange County
My Comm. Expires Jul 25, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J K FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

TABLE OF CONTENTS

MELODY YU & COMPANY

CERTIFIED PUBLIC ACCOUNTANT

17800 CASTLETON STREET, #210   TEL: (626) 913-2278
CITY OF INDUSTRY, CA 91748   FAX: (626) 913-2860

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
J K FINANCIAL SERVICES, INC.

I have audited the accompanying balance sheet of **J K FINANCIAL SERVICES, INC.**, as of December 31, 2005, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial statements of **J K FINANCIAL SERVICES, INC.**, as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

MELODY YU & CO., CPA

City of Industry, California
February 17, 2006

J K FINANCIAL SERVICES, INC.

BALANCE SHEET

DECEMBER 31, 2005

ASSETS

Cash	$83,432
Loan receivable - stockholder	22,259
Property and equipment, at cost, less accumulated depreciation of $20,301	9,271
Long-term investments	20,600
Start-up expenditures, at cost, less accumulated amortization of $15,368	0
	$135,562

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accrued expenses	$1,837

Commitments and contingent liabilities

Stockholder's equity:

Common stock, no par value, authorized 200,000 shares, outstanding 115,000 shares	115,000
Retained earnings	18,725
Total stockholder's equity	133,725
	$135,562

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

Revenue

Commissions	$148,092
Interest	1,463
	149,555

Expenses

Employee compensation and related payroll taxes	17,116
Commission	55,485
Communication and data processing	5,734
Occupancy	9,589
Operating expenses	34,534
	122,458

Income before income taxes	27,097
Provision for income taxes	800
NET INCOME	$26,297

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

| | Common Stock No Par Value; 200,000 Shares Authorized | | | |
	Number of Shares Issued	Amount	Retained Earnings	Total
Balance Beginning of year	115,000	$115,000	$12,428	$127,428
Net income			26,297	26,297
Distribution of S corp's earnings			(20,000)	(20,000)
Balance End of year	115,000	$115,000	$18,725	$133,725

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities

Net Income	$26,297
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	3,547
Decrease (Increase) in:	
Commission receivable	19,438
Loan receivable - stockholder	(597)
Increase (Decrease) in:	
Accrued expenses	(1,171)
Total adjustments	21,217
Net cash provided by operating activities	47,514

Cash flows from investing activities

Acquisition of property and equipment	(2,008)
Increase in long-term investments	(4,800)
Net cash used in investing activities	(6,808)

Cash flows from financing activities

Distribution of S corporation earnings	(20,000)
Net cash used in financing activities	(20,000)
Net increase (decrease) in cash	20,706
Cash at beginning of year	62,726
Cash at end of year	$83,432

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a California Corporation that incorporated on October 20, 1999.

2. – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements include the accounts of the Company. The Company is engaged in the business as a securities broker-dealer and insurance agency, which comprises several classes of services, including equities transactions, life and health insurance transactions.

Calendar Year
The Company adopted a calendar year that ends on December 31, effective for the year ending in 2005.

Property and Equipment
Properties and equipment are stated at cost. The costs are charged against income over their estimated useful lives, using the straight-line method of depreciation. Repairs and maintenance, which are not considered betterments and do not extend the useful life, are charged to expense as incurred. When property and equipment are retired or otherwise disposal of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in income.

Long-term Investments
Long-term investments are stated at cost, adjusted for amortization of premium and accretion of discounts. The Company intends to hold more than a year.

Start-up Expenditures
Start-up expenditures consist principally of consulting, registration and others. Such costs are capitalized and are amortized over a five-year period. Amortization charged to operations was $0.

Commissions
Commission and related clearing expenses are recorded on trade-date basis as securities transactions occur.

Income Taxes
The provision for income taxes is based on income and expense reported in the financial statements which may differ from that reported for income tax purposes. Accordingly, deferred income taxes are provided in recognition of temporary differences. These differences arise principally from the use of accelerated method of depreciation of income tax purposes.

Depreciation and Amortization
Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Start-up expenditures are amortized over five years.

Statement of Cash Flows
For purpose of the Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

3. – LOAN RECEIVABLE - STOCKHOLDER

The loan receivable is a non-interest-bearing loan to the President of the Company. The loan will be repaid in 2006.

4. – PROPERTY AND EQUIPMENT

Major categories of property and equipment, including their depreciable lives are as follows:

	C o s t	Lives
Machinery and equipment	$19,716	3-5 years
Office furniture and fixtures	9,856	7-10 years
	29,572	
Less accumulated depreciation	(20,301)	
Net	$ 9,271	

-7-

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

5. – LONG-TERM INVESTMENTS

The Company purchased 1,000 shares of common stock of NASDQ phase II Private Placement at $13.00 per share, 200 shares of common stock of NASDQ phase II private placement at $14.00 per share and 200 shares of warrants at $14.00 per shares as investment. Such investment will be held more than a year.

6. – COMMITMENTS

The Company entered into a lease for their office facilities. The terms of the lease provide for a monthly lease payment of $799 per month and expire on June 30, 2006.

The lease has been accounted for an operating lease. Minimum future annual rental commitments for these leases are as follows:

Year Ending	Amount
December 31, 2006	$ 4,793

Rent expense for the year ended December 31, 2005 was $ 9,589.

7. – INCOME TAXES

Effective October 1, 2000, the Company elected to be taxed as an S-Corporation under the provision of the Internal Revenue Code (and comparable California Statutes) and to have its net taxable income or loss (except for certain capital gain transaction) reported by its stockholders. Had the Company not made such election, the provision for income tax would have been increased by approximately $5,700 for the year ended December 31, 2005. The provision for income taxes represents the state income tax imposed at the corporate level upon S-Corporation.

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

8. – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not withdrawn or cash dividends paid if the resulting net capital ration would exceed 8 to 1. At December 31, 2005, the Company has net capital of $81,595 which was $76,595 in excess of its required net capital of $5,000. The Company's net capital ration was 0.023 to 1.

9. – SUPPLEMENTAL CASH FLOWS INFORMATION

Income tax payments for the year ended December 31, 2005 amount to $800.

10. – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS, PURSUANT TO RULE 15c3-3

The Company is exempt from the Computation of Reserve Requirements pursuant to the (k)(2)(ii) exemptive provision under SEC Rule 15c3-3 as the Company does not hold customer funds or securities.

11. – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company is exempt from the Possession or Control Requirements pursuant to the (k)(2)(ii) exemptive provision under SEC Rule 15c3-3 as the Company does not hold funds or securities.

MELODY YU & COMPANY
CERTIFIED PUBLIC ACCOUNTANT

17800 CASTLETON STREET, #210   TEL: (626) 913-2278
CITY OF INDUSTRY, CA 91748   FAX: (626) 913-2860

**INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECRUITIES AND EXCHANGE COMMISSION**

To the Board of Directors of
J K FINANCIAL SERVICES, INC.

I have audited the accompanying financial statements of **J K FINANCIAL
SERVICES, INC.,** as of December 31, 2005, and for the year then ended, and have
issued my report thereon dated February 17, 2006. My audit was conducted for the
purpose of forming an opinion on the basic financial statements taken as a whole. The
information contained in pages 11-15 is presented for the purposes of additional analysis
and is not required by rules 17a-5 under the Securities Exchange Act of 1934. Such
information has been subjected to the auditing procedures applied in the audit of the basic
financial statements and, in my opinion, is fairly stated in all material respects in relation
to the basic financial statements taken as whole.

MELODY YU & CO., CPA

City of Industry, California
February 17, 2006

J K FINANCIAL SERVICES, INC.

COMPUTATION FOR NET CAPITAL UNDER RULE 15C-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Net capital

The stockholder's equity	$133,725
Deduction and/or charges:	
Nonallowable assets:	
Loan receivable - stockholder	22,259
Net property and equipment	9,271
Long-term investments	20,600
Net start-up expenditures	0
Total deduction and/or charges	52,130

Net Capital	**$81,595**

Aggregate indebtedness	
Item included in statement of financial statement:	
Accrued expenses	$1,837
Computation of basis net capital requirement	
Minimum net capital required	$5,000
Ratio: Aggregate indebtedness to net capital	0.023 to 1

Reconciliation with the company's computation

Net capital	
as reported in company's unaudited FOCUS report	$135,963
Nonallowable assets erroneously reported as allowable:	
Cash	5,987
Commission receivable	(37,130)
Loan receivable - stockholder	
Net property and equipment	(4,006)
Other assets	(20,444)
Audit adjustment to correct overstated expenses	1,225

Net capital per above	$81,595

See independent auditor's letter on supplemental information

J K FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15C-3 OF SECURITIRES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Credit balances

Free credit balances and other credit balances in customers' security accounts	$ 0.00
Monies borrowed collateralized by securities carried for the accounts of customers	0.00
Monies payable against customers' securities loaned	0.00
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	0.00
Credit balances in firm accounts that are attributable to principal sales to customers	0.00
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	0.00
Market value of short security count differences over thirty calendar days old	0.00
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days	0.00
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	0.00
Total credit items	$0.00

See independent auditor's letter on supplemental information.

-12-

MELODY YU & COMPANY
CERTIFIED PUBLIC ACCOUNTANT
17800 CASTLETON STREET, #210   TEL: (626) 913-2278
CITY OF INDUSTRY, CA 91748   FAX: (626) 913-2860

To the Board of Directors of
J K FINANCIAL SERVICES, INC.

In planning and performing my audit of the financial statements and supplemental schedules of **J K FINANCIAL SERVICES, INC.** (the Company), for the year ended December 31, 2005, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected   benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but no absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Melody Yu & Co., CPA

City of Industry, California
February 17, 2006

J K FINANCIAL SERVICES, INC.

STATEMENT OF OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2005

Operating expenses

Advertising	$3,176
Automobile	8,902
Bank charges	44
Depreciation	3,547
Donation	100
Insurance	2,997
License and permits	7,078
Office	4,691
Professional fee	1,800
Postage	519
Recruiting	1,680
	$34,534

See independent auditor's letter on supplemental information